Shearman & Sterling LLP
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212-848-4084
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WRITER’S EMAIL ADDRESS:

carmen.wong@shearman.com

January 20, 2012

Via EDGAR Correspondence Filing

Mr. Kieran G. Brown U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:  Triangle Fund LLC (the “Fund” or the “Company”) (File No. 811-22637)

Dear Mr. Brown:

This letter responds to comments that you provided in your letter dated December 22, 2011 to the Company’s registration statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2011.  Below, I identify your comments and offer our responses.

We have enclosed with this letter a markup of changes to the Registration Statement, filed today, that incorporate our responses to your comments.  The amendment also contains certain information that was missing from the original filing, though certain information (notably the specific identity of the Barclays adviser) remains incomplete.

Unless otherwise defined in this letter, capitalized terms have the meanings given to them in the Registration Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Kieran G. Brown

PART A

Fee Table and Synopsis (page 1)

I.
COMMENT:  The third sentence of the first footnote to the Fee Table states that “‘Interest Payments on Borrowed Funds’ are calculated assuming the Fund issues $50 million of Notes bearing an assumed interest rate of 1.5% per annum, and based on net assets of $125 million.”  Please tell us how the Fund determined that an interest rate of 1.5% is appropriate.  If this rate has already been negotiated, please disclose this fact in the prospectus.

RESPONSE:  The interest rate on the Notes has not been negotiated or determined.  The rate of 1.6% per annum disclosed in the Registration Statement was assumed for the purpose of calculating the “Interest Payments on Borrowed Funds” amount in the Fee Table.  The assumed interest rate equals the 3-month U.S. Dollar LIBOR rate, applicable at the time the Registration Statement was filed, plus a spread of 1%.  Although the Fund intends to issue Notes in the future, it does not currently know what the interest rate on the Notes will be.  The actual interest rate on the Notes, when issued, may be different from the assumed interest rate.  Please see our revisions which further clarify that the disclosed interest rate is assumed and may be different from the actual interest rate.

Strategies and Policies of the Fund (Page 2)

II.
COMMENT:  The first sentence of the first paragraph under “Strategies and Policies of the Fund” states that “[t]he Fund will seek to achieve its investment objective primarily through (i) investing in high grade fixed-income securities, including U.S. Treasury securities.”  Please disclose in this section whether the Fund will be investing in long-term or short-term securities or a mix of each.  Please also disclose in this section the expected dollar-weighted average maturity of the Fund’s overall portfolio.

RESPONSE:  Please see our revisions.  The Fund expects to invest in both short-term and long-term securities.  We respectfully submit that the expected dollar-weighted average maturity of the Fund’s overall portfolio cannot be determined.  The Fund does not have any specific target maturity for the fixed-income securities that will become part of its portfolio.  In line with the Fund’s disclosed investment objective, the Fund’s portfolio managers will be permitted to invest in and trade at any time fixed-income securities of any maturity or combination of maturities that the portfolio managers at such time believe will maximize the Fund’s total return.

Mr. Kieran G. Brown

III.
COMMENT:  The first sentence of the third paragraph under “Strategies and Policies of the Fund” states that the Adviser “seeks to invest the Fund’s assets and to utilize derivative instruments in a manner that it believes will be likely to capture returns that are potentially available from changes in the U.S. Treasury yield curve and/or other mispricings in the interest rate derivatives and U.S. Treasuries cash and derivatives markets.”  Please identify the types of derivatives in which the Fund expects to be invested principally and briefly describe how the Fund expects to use them.  See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, United States Securities and Exchange Commission, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010, avail. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

RESPONSE:  As disclosed in the first paragraph under the same section, the Fund seeks to pursue this investment strategy by trading principally U.S. Dollar interest rate swaps and futures contracts over U.S. Treasury bonds.  Please see our revisions, which further clarify this strategy.

Fundamental Investment Policies (Pages 2-6)

IV.
COMMENT:  Paragraph (7) on page 3 states that “[e]xcept as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.”  The 1940 Act permits concentration.  State whether or not the Fund will concentrate in a particular industry.  See Investment Company Act Release No. 7221 [37 FR 12790 (June 9,1972)].

RESPONSE:  We will revise the language to state that the Fund may not concentrate in a particular industry as a fundamental policy.  Please see our revisions.

V.
COMMENT:  The first sentence of the first paragraph after paragraph (7) on page 3 states “[w]ith respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits an investment company to borrow money in amounts of up to one-third of the investment company’s total assets from banks for any purpose.”  This is the requirement that applies to open-end companies.  See 15 U.S.C. § 80a-18(f).  As the Fund is a closed-end fund, please revise to reflect the requirements for a closed-end fund.  See 15 U.S.C. § 80a-18(a).

RESPONSE:  We will revise the language to reflect the requirements for a closed-end fund.  Please see our revisions.

Mr. Kieran G. Brown

VI.
COMMENT:  The second sentence of the first paragraph after paragraph (7) on page 3 states that “[t]o limit the risks attendant to borrowing, the 1940 Act requires an investment company to maintain at all times an ‘asset coverage’ of at least 300% of the amount of its borrowings.”  As the Fund is a closed-end fund, please revise to indicate that while the Fund may determine as a matter of fundamental policy that it will maintain asset coverage of 300% at all times, the 1940 Act only requires such asset coverage at the time of investment.  See 15 U.S.C. § 80a-18(a)(1)(A).

RESPONSE:  We will revise the language to state that the Fund will have immediately after the borrowing an asset coverage of at least 300% of the amount of its borrowings, in accordance with the requirements for a closed-end fund.  Please see our revisions.

Risk Factors (Pages 6-12)

VII.
COMMENT:  The last sentence under “Repurchase Agreements” on page 7 states that “[r]epurchase transactions are economically similar to secured lending which will enable the Fund to earn interest on available cash.”  The fact that securities lending will enable the fund to earn interest on available cash is not a risk and, therefore, does not belong in the risk section.  Please delete.

RESPONSE:  We will delete such language.  Please see our revisions.

VIII.
COMMENT:  The second sentence under “Lending Portfolio Securities” on page 7 states that when lending securities “the Fund continues to be entitled to payments in amounts equal to the interest, or other distributions payable in respect of the loaned securities, which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral.”  As this disclosure does not describe a risk of investing in the Fund, it does not belong in the risk section.  Please delete.

RESPONSE:  We will delete such language.  Please see our revisions.

IX.
COMMENT:  The second and third sentences under “Limited Investment History” on page 7 state that “[a]s discussed below, the Adviser responsible for managing the Fund’s investment portfolio will trade on behalf of the Fund using a portfolio of systematic trading strategies.  The portfolio may have a single trading strategy.”  Please explain in this section why this is a risk.

RESPONSE:  We will explain the risks involved in this section.  Please see our revisions.

Mr. Kieran G. Brown

X.
COMMENT:  The second sentence under “Active Trading Risk” on page 8 states that “[h]igh portfolio turnover results in higher transaction costs, which can affect the Fund’s performance and have adverse tax consequences.”  Please briefly explain the adverse tax consequences in this section.

RESPONSE:  We will explain the adverse tax consequences in this section.  Please see our revisions.

XI.
COMMENT:  The second to last sentence of the second paragraph under “General Market Risk” on page 8 states that “[t]he Fund also may invest, from time to time, in fixed income securities paying no interest, such as zero coupon and principal-only securities.”  Please disclose the following risks created by investing in original issue discount (“OID”) instruments.

(a)
The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them.  Investors in the Fund share the risks and rewards of OID and market discount.  These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

(b)
OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

(c)	OID instruments generally represent a significantly higher credit risk than coupon loans.

(d)
OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions.  For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds.  Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

(e)
If the Fund intends to invest in payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate.  In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Mr. Kieran G. Brown

(f)	OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

RESPONSE:  We will disclose these risks.  Please see our revisions.

Federal Income Taxes (Page 15)

XII.	COMMENT: Please disclose in this section whether shareholders will be subject to the alternative minimum tax. See Instr. 2 to Item 10.4. of Form N-2.

RESPONSE:  We will disclose that shareholders may be subject to the alternative minimum tax, depending on their individual circumstances.  Please see our revisions.

PART B

Cover Page

XIII.	COMMENT: On the cover page, please explain how a copy of Part A may be obtained. Also disclose the date of Part A. See Item 14.l.b.(3) and d. of Form N-2.

RESPONSE:  We will include such language.  Please see our revisions.

Management (Part B Page 30)

XIV.
COMMENT:  In the last column of the table regarding the experience of the directors, please add “During the Past Five Years” after “Other Trusteeships/Directorships Held by Director Outside Fund Complex.”  Please revise the disclosure in the column to reflect the new title.

RESPONSE:  We will reflect the new title in the column.  Please see our revisions.  The current disclosure in the column accurately reflects the new title.

Mr. Kieran G. Brown

XV.
COMMENT:  The disclosure in the last column of the table for a number of persons states “Director of various Barclays entities.”  See, e.g., disclosure for Daniel Simon.  Please list all of the entities for which the relevant director or officer has acted as a director during the last five years; provided, however, that in accordance with Instruction 4 to Item 18.2.1. of Form N-2 “[w]here the other directorships include directorships overseeing two or more portfolios in the same fund complex, identify the fund complex and provide the number of portfolios overseen as a director in the fund complex rather than listing each portfolio separately.”

RESPONSE:  We will revise the disclosure in this column to read “None”.  We understand that Instruction 4 to Item 18.2.1 of Form N-2 requires disclosure of directorships held at any company with a class of securities registered pursuant to Section 12 of the Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any registered investment company under the Investment Company Act of 1940.  None of the Barclays entities contemplated in the original disclosure is subject to Section 12 or Section 15(d) of the Exchange Act of 1934 or the Investment Company Act of 1940.  Please see our revisions.

XVI.	COMMENT: In the first table on page 33, please revise “N/A” to read “None” or explain why N/A is appropriate disclosure in the table.

RESPONSE:  We will revise “N/A” to read “None”.  Please see our revisions.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company also acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lastly, we note that your letter dated December 22, 2011 refers on its last page to the future “effectiveness” of the Registration Statement.  It is our understanding that the Registration Statement became effective under the Investment Company Act of 1940 upon its filing with the Commission on November 23, 2011.  The Registration Statement was not filed under the Securities Act of 1933.

Mr. Kieran G. Brown

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4084 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours, /s/ Carmen Wong Carmen Wong

cc:	Nathan J. Greene (S&S)
Jason Sussman (Triangle Fund LLC)

Enclosure